Health Canada / Santé Canada

| Licence No. - N° de licence |
|---|
| LIC-[redacted] |

## LICENCE

This licence is issued in accordance with the *Cannabis Act* and *Cannabis Regulations*

## LICENCE

Cette licence est délivrée conformément à la *Loi sur le cannabis* et le *Règlement sur le cannabis*

**Licence Holder / Titulaire de la licence :**
1974568 Ontario Limited d.b.a. Aphria Diamond

**Licensed Site / Lieu autorisé :**
[redacted]

The above-mentioned person is authorized to conduct, at the site specified on this licence, the activities listed below for the following licence classes and subclasses:

- Standard Cultivation

La personne susmentionnée est autorisée à effectuer, sur le site spécifié sur cette licence, les activités énumérées ci-dessous pour les catégories et les sous-catégories de licence suivantes:

- Culture standard

[redacted]

| Activities | Activités |
|---|---|
| • to possess cannabis<br>• to obtain dried cannabis, fresh cannabis, cannabis plants or cannabis plant seeds by cultivating, propagating and harvesting cannabis<br>• to sell cannabis in accordance with subsection 11(5) of the *Cannabis Regulations* | • avoir du cannabis en sa possession<br>• obtenir du cannabis séché, du cannabis frais, des plantes de cannabis ou des graines provenant de telles plantes par la culture, la multiplication et la récolte de cannabis<br>• vendre du cannabis en vertu du paragraphe 11(5) du *Règlement sur le cannabis* |

[redacted]

| Conditions | Conditions |
|---|---|
| 1974568 Ontario Limited d.b.a. Aphria Diamond must meet the requirements set out in the Health Canada document entitled "Mandatory cannabis testing for pesticide active ingredients - Requirements". | 1974568 Ontario Limited d.b.a. Aphria Diamond doit respecter les exigences énoncées dans le document de Santé Canada intitulé « Analyse obligatoire du cannabis pour les résidus de principes actifs de pesticides-Exigences ». |

**Effective date** of the licence:

This licence is effective as of **November 1, 2019**

**Date d'entrée** en vigueur de la licence:

Cette licence entre en vigueur à compter du **1 novembre 2019**

**Expiry date** of the licence:

This licence expires on **November 1, 2020**

**Date d'expiration** de la licence:

La présente licence expire le **1 novembre 2020**

Authorized Official, Controlled Substances and Cannabis Branch
Officiel autorisé, Direction générale des substances contrôlées et du cannabis

Canada